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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  Leapnet, Inc.
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                                (Name of Issuer)

                     Common Stock (Par Value $.01 Per Share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    521864207
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                                 (CUSIP Number)

                            Donald E. Figliulo, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               September 26, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                               (Page 1 of 8 pages)


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CUSIP NO.  521864207               13D                              PAGE 2 OF 8


(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert M. Figliulo

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(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  / /
                                                              (b)  / /
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(3)        SEC USE ONLY


-------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           PF
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(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                               N/A  / /
-------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        517,777
               PERSON WITH
                                            -----------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
                                            -----------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     517,777
                                            -----------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
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(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           517,777
-------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
                                                               /  /
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(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
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(14)       TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO.  521864207               13D                              PAGE 3 OF 8



(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David A. Figliulo
-------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  / /
                                                              (b)  / /
-------------------------------------------------------------------------------
(3)        SEC USE ONLY


-------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                               N/A  / /
-------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        357,131
               PERSON WITH
                                            -----------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
                                            -----------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     357,131
                                            -----------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           357,131
-------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
                                                               /  /
-------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%
-------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT




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CUSIP NO.  521864207               13D                              PAGE 4 OF 8


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, Par Value $.01 Per Share (the "Common Stock") of Leapnet, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 420 West Huron Street, Chicago, Illinois 60610.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Robert M. Figliulo and David A. Figliulo, hereafter collectively referred to as the "Reporting Persons".

         1. ROBERT M. FIGLIULO. Mr. Figliulo is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Figliulo's business address is 420 West Huron Street, Chicago, Illinois 60610. Mr. Figliulo is a U.S. citizen.

         2. DAVID A. FIGLIULO. Mr. Figliulo is a board member and
Vice-President--Sales of the Issuer. Mr. Figliulo's business address is 420 West Huron Street, Chicago, Illinois 60610. Mr. Figliulo is a U.S. citizen.

         During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All prior acquisitions of Common Stock by the Reporting Persons were made using personal funds or were in connection with the merger of SPR, Inc. with the Issuer in May 2000. Each share of SPR, Inc. common stock was converted into approximately 1.085 shares of Common Stock in such merger.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons may evaluate various possible alternatives with respect to their investment in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Although no course of action has presently been decided upon, the Reporting Persons may consider possible courses of action with respect to the Issuer, including some or all of those set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

         The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing. They also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.


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CUSIP NO.  521864207               13D                              PAGE 5 OF 8

          During the week of September 24, 2001, the Reporting Persons entered into discussions with Mickelberry Communications Incorporated, a Delaware corporation ("Mickelberry"), about various possible alternatives with respect to their investment in the Common Stock. Although no course of action has presently been decided upon, the Reporting Persons are considering a possible course of action which would result in a sale of a material amount of the assets of the Issuer to certain members of management, a material change in the Issuer's business and a change in the present board of directors and management of the Issuer and may consider some or all of the actions set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

          On September 26, 2001, the Reporting Persons, together with Mickelberry began discussions with the board of directors of the Issuer and committees thereof relating to the possible courses of actions described in the preceding paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

         (a) The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 5,840,992 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

         The Reporting Persons collectively own 874,908 shares of Common Stock, constituting approximately 15.0% of the shares of Common Stock outstanding.

         Robert Figliulo beneficially owns 517,777 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding. This includes 119,177 shares owned by the Robert M. Figliulo Grantor Retained Annuity Trust, for which Robert Figliulo serves as sole trustee and has sole investment and voting discretion, includes 53,995 shares owned by Figliulo Family Associates II L.P., a Delaware limited partnership, for which partnership Robert Figliulo is a general partner and serves as trustee and has sole investment and voting discretion, and includes 13,020 shares owned by the Robert M. and Kim M. Figliulo Family Foundation, for which Robert Figliulo serves as trustee and has sole investment and voting discretion.

         David Figliulo has sole beneficial ownership of 357,131 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding. This includes 108,443 shares owned by the David A. Figliulo Grantor Retained Annuity Trust, for which David Figliulo serves as sole trustee and has sole investment and voting discretion. This does not include an aggregate of 12,138 shares held by the Figliulo Family Associates, L.P., a Delaware limited partnership, of which partnership Mr. Figliulo is a general partner. Mr. Figliulo disclaims beneficial ownership of such shares.


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CUSIP NO.  521864207               13D                              PAGE 6 OF 8

         (b) Except as set forth above, each of the Reporting Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

         (c) No transactions in the Common Stock have been effected during the past sixty days by the Reporting Persons.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

         On September 26, 2001, the Reporting Persons, SPRI Ltd., a Delaware corporation, Mickelberry Communications Incorporated, a Delaware corporation ("Mickelberry") and James C. Marlas entered into a Standstill Agreement (the "Standstill Agreement"), pursuant to which Mickelberry and Mr. Marlas agreed, among other things, not to, directly or indirectly, engage in certain transactions with respect to the Common Stock or take certain actions to influence the Issuer. A copy of the Standstill Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         Except as described in this Schedule 13D, the Reporting Persons do not presently have any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -       Joint Filing Agreement

Exhibit 2 -       Standstill Agreement



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CUSIP NO.  521864207               13D                              PAGE 7 OF 8

                                   SIGNATURES

                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2001



                                             /s/  Robert M. Figliulo
                                           -----------------------------
                                                  Robert M. Figliulo


                                             /s/  David A. Figliulo
                                           ----------------------------
                                                  David A. Figliulo



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CUSIP NO.  521864207               13D                              PAGE 8 OF 8

                                INDEX OF EXHIBITS

  Exhibit
    No.                       Description
  -------                     -----------
    1                    Joint Filing Agreement
    2                     Standstill Agreement